Form 51-102F3

Material Change Report

.

1.         Name and Address of Company

HIGH 5 VENTURES INC. (formerly Kokomo Enterprises Inc.)

Suite 1000, 1177 West Hastings Street.

Vancouver, British Columbia V6E 2K3

(the “Company” or “High 5”)

2.         Date of Material Change

April 3 & 4, 2013

3.         News Releases

News releases were issued on April 3 & 4, 2013 and disseminated via Vancouver Stockwatch and Bay Street News (Market News Publishing) and filed on SEDAR pursuant to section 7.1 of National Instrument 51–102.

4.         Summary of Material Change

The Company intends to raise up to Cdn $1,200,000 from various investors through the issuance of a Convertible Debenture.

5.         Full Description of Material Change

Please see the attached News Releases dated April 3 & 4, 2013 attached as Schedules “A” & “B”.

6.         Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.         Omitted Information

No information has been omitted.

8.         Executive Officer

Mr. Bedo H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-1519 ext. 6106.

9.         Date of Report

This report is dated the 15th day of April, 2013.

Schedule “A”

NEWS RELEASE

Symbols: HHH - CNSX

               HHHEF - OTCQB

VANCOUVER, BRITISH COLUMBIA. April 3, 2013. High 5 Ventures Inc. [formerly Kokomo Enterprises Inc]. (the “Company” or “High 5”). The Company is pleased to announce that it intends to raise up to Cdn $1,200,000 from various investors through the issuance of a Convertible Debenture. The Maturity Date of the Convertible Debenture shall be 18 months, and the Convertible Debenture shall carry interest at the rate of 15% per annum which shall be payable on the Maturity Date. The Convertible Debenture shall have a repayment provision, and it shall have a forced conversion provision in the event that the Company’s shares trade at $1.00 (one dollar) or above per share for 10 consecutive days at any time prior to the Maturity Date.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.high5venturesinc.com or the CNSX’s website at the following direct link http://www.cnsx.ca/Page.asp?PageID=2013&AA_RecordID=222.

On Behalf of the Board,

High 5 Ventures Inc.

“Bedo H. Kalpakian”

Bedo H. Kalpakian

President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.

SCHEDULE “B”

NEWS RELEASE

Symbols: HHH - CNSX

               HHHEF - OTCQB

Amendment to the Company’s News Release dated April 3, 2013

VANCOUVER, BRITISH COLUMBIA. April 4, 2013. High 5 Ventures Inc. [formerly Kokomo Enterprises Inc]. (the “Company” or “High 5”). The Company is pleased to announce that it intends to raise up to Cdn $1,200,000 from various investors through the issuance of a Convertible Debenture. The Maturity Date of the Convertible Debenture shall be 18 months, and the Convertible Debenture shall carry interest at the rate of 15% per annum which shall be payable on a quarterly basis. The Convertible Debenture shall have a repayment provision, and it shall have a forced conversion provision at the price of $0.25 (twenty-five cents) per share in the event that the Company’s shares trade at $1.00 (one dollar) or above per share for 10 consecutive days at any time prior to the Maturity Date.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.high5venturesinc.com or the CNSX’s website at the following direct link http://www.cnsx.ca/Page.asp?PageID=2013&AA_RecordID=222.

On Behalf of the Board,

High 5 Ventures Inc.

“Bedo H. Kalpakian”

Bedo H. Kalpakian

President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.